Exhibit (h)(5)

MORGAN STANLEY INSTITUTIONAL FUND TRUST

INVESTMENT CLASS

AMENDED AND RESTATED SHAREHOLDER SERVICE AGREEMENT

Morgan Stanley Institutional Fund Trust (the “Fund”) is an open-end investment company registered under the Investment Company Act of 1940, as amended, and currently consisting of a number of separately managed portfolios (the “Portfolios”). The Fund desires to retain Morgan Stanley Distribution, Inc. (the “Distributor”), a Pennsylvania corporation, to compensate Service Providers who provide the services described herein to their clients (the “Clients”) who may from time to time beneficially own Investment Class shares (the “Shares”) of the Portfolios identified at Schedule A of this Agreement. The Distributor is willing to compensate the Service Providers for providing such shareholder services in accordance with the terms and conditions of this Agreement.

Section 1. The Distributor may enter into written agreements in the form approved by the Fund’s Board of Trustees with Service Providers pursuant to which the Service Providers will provide the following shareholder services to their Clients who may from time to time beneficially own Shares:

(i)	maintaining accounts relating to Clients that invest in Shares;

(ii)	providing information periodically to Clients showing their positions in Shares;

(iii)	arranging for bank wires;

(iv)	responding to Client inquiries relating to the services performed by the Service Provider;

(v)	responding to inquiries from Clients concerning their investments in Shares;

(vi)	if required by law, forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients;

(vii)	assisting in processing purchase, exchange and redemption requests from Clients and in placing such orders with the Fund or its service providers;

(viii)	assisting Clients in changing dividend options, account designations, and addresses; and

(ix)	providing such other similar services as the Fund may, through the Distributor, reasonably request to the extent that the Service Provider is permitted to do so under applicable laws or regulations.

Section 2. The Distributor will provide all office space and equipment, telephone facilities and personnel (which may be part of the space, equipment and facilities currently used in the Distributor’s business, or any personnel employed by the Distributor) as may be reasonably necessary or beneficial in order to fulfill its responsibilities under this Agreement.

Section 3. Neither the Distributor nor any of its officers, employees, or agents is authorized to make any representations concerning the Fund or the Shares except those contained in the Fund’s then-current prospectus or Statement of Additional Information for the Shares, copies of which will be supplied to the Distributor, or in such supplemental literature or advertising as may be authorized in writing.

Section 4. For purposes of this Agreement, the Distributor will be deemed to be an independent contractor, and will have no authority to act as agent for the Fund in any matter or in any respect. By its written acceptance of this Agreement, the Distributor agrees to and does release, indemnify, and hold the Fund harmless from and against any and all direct or indirect liabilities or losses resulting from requests, directions, actions, or inactions of or by the Distributor or its officers, employees, or agents regarding the Distributor’s responsibilities under this Agreement, the provision of the aforementioned services to Clients by the Service Providers, or the purchase, redemption, transfer, or registration of Shares (or orders relating to the same) by or on behalf of Clients. The Distributor and its officers and employees will, upon request, be available during normal business hours to consult with representatives of the Fund or its designees concerning the performance of the Distributor’s responsibilities under this Agreement.

Section 5. In consideration of the services and facilities to be provided by the Service Providers, each Portfolio will pay to the Distributor, and the Distributor will pay to the Service Providers, a fee at the annual rate set forth in Schedule A of this Agreement, which will be a percentage of the average daily net asset value of the Shares of such Portfolio beneficially owned by the Clients with whom the Service Provider has a servicing relationship (the “Clients’ Shares”), which fee will be computed daily and paid monthly. For purposes of determining the fees payable under this Section 5, the average daily net asset value of the Clients’ Shares will be computed in the manner specified in the Fund’s Registration Statement (as the same is in effect from time to time) in connection with the computation of the net asset value of Shares for purposes of purchases and redemptions. The fee relating to any Portfolio set forth in Schedule A may be prospectively increased or decreased by the Fund, in its sole discretion, at any time upon notice to the Distributor. When it receives such notice, the Distributor will notify the Service Providers of any increase or decrease. Further, the Fund may, in its discretion and without notice, suspend or withdraw the sale of Shares of any Portfolio, including the sale of Shares to any Service Provider for the account of any Client or Clients.

Section 6. The Fund may enter into other similar servicing agreements with any other person or persons without the Distributor’s consent.

Section 7. By its written acceptance of this Agreement, the Distributor represents, warrants, and agrees that the services provided by the Distributor under this Agreement will in no event be primarily intended to result in the sale of Shares.

Section 8. This Agreement will become effective on the date a fully executed copy of this Agreement is received by the Fund or its designee and shall continue until terminated by either party. This Agreement is terminable with respect to the Shares of any Portfolio, without penalty, at any time by the Fund or by the Distributor upon written notice to the Fund.

Section 9. All notices and other communications to either the Fund or to the Distributor will be duly given if mailed, telegraphed, telefaxed, or transmitted by similar communications device to the appropriate address stated herein, or to such other address as either party shall so provide the other.

Section 10. This Agreement will be construed in accordance with the laws of the State of New York and may not be “assigned” by either party thereto as that term is defined in the Investment Company Act of 1940.

Section 11. References to the “Morgan Stanley Institutional Fund Trust,” the “Fund,” and the “Trustees” of the Fund refer respectively to the Trust created and the Trustees as trustees, but not individually or personally, acting from time to time under the Amended and Restated Declaration of Trust of the Fund dated July 26, 2001, a copy of which is on file with the Department of State of the Commonwealth of Pennsylvania and at the Fund’s principal office. The obligations of the Morgan Stanley Institutional Fund Trust entered into in the name or on behalf thereof by any of the Trustees, officers, representatives, or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives, or agents of the Fund personally.

By their signatures, the Fund and the Distributor agree to the terms of this Agreement.

MORGAN STANLEY INSTITUTIONAL FUND TRUST

By:	/s/ Ronald E. Robison
Name: Ronald E. Robison
Title: Executive Vice President

Date: April 29, 2005

MORGAN STANLEY DISTRIBUTION, INC.

By:	/s/ Jonathan Thomas
Name: Jonathan Thomas
Title: President

Date: April 29, 2005

SCHEDULE A

Portfolio	Rate
Balanced Portfolio	0.15%
Core Fixed Income Portfolio	0.15%
Core Plus Fixed Income Portfolio	0.15%
High Yield Portfolio	0.15%
Intermediate Duration Portfolio	0.15%
U.S. Mid Cap Value Portfolio	0.15%
Value Portfolio	0.15%